Exhibit 99.1

Preliminary Communication

In its press release dated August 2, 2012 entitled “Agrium agrees to sale of minority interest in Medicine Hat nitrogen facility and announces $900-million substantial issuer bid to repurchase shares”, Agrium Inc. included the following statements regarding a proposed substantial issuer bid (self-tender offer):

“Substantial Issuer Bid Share Repurchase Program

Agrium also announced today that the Board of Directors has authorized the making of a Dutch auction substantial issuer bid (the “Bid”) to repurchase $900-million of its outstanding common shares. Agrium anticipates that the Bid will commence in early September 2012 and be scheduled to be completed in mid-October 2012. The maximum and minimum price that shareholders may select under the Bid will be determined in the context of the market price of Agrium common shares at the time of commencement of the Bid. Shares purchased under the Bid will be cancelled.

“The sale of the Medicine Hat nitrogen facility has provided us with an excellent opportunity to return excess capital to our shareholders. This $900-million substantial issuer bid to repurchase shares further demonstrates our commitment to providing strong shareholder returns as well as our confidence in the outlook for Agrium’s businesses. Since December of last year, Agrium has also announced two significant increases in our semi-annual dividend and we will continue to evaluate further increases in tandem with the future growth in our earnings profile,” said Mr. Wilson.”

The foregoing is provided for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Agrium’s common shares. The solicitation and the offer to buy Agrium’s common shares will be made only pursuant to a separate Offer to Purchase and Issuer Bid Circular and related documents. At the time the Offer is commenced, Agrium will file the Offer to Purchase, Issuer Bid Circular and related documents with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission (the “SEC”). Shareholders should carefully read the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and other related documents when they are available because they contain important information, including the various terms and conditions of the Offer. The Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and certain other related documents will be delivered without charge to all holders of Agrium’s shares. The Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and other related documents filed by Agrium with the SEC will be available without charge at the SEC’s website at www.sec.gov.  Offer documents required to be filed in Canada will also be available without charge at www.sedar.com. Shareholders are urged to read these materials carefully prior to making any decision with respect to the Offer.